May 24, 2006

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Cheryl Grant

RE:	i2 Telecom International, Inc. Form SB-2 Registration Statement File No. 333-133294

Dear Ms. Grant:

I2 Telecom International, Inc. (the “Company”), hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 5:00 p.m. (E.S.T.) on May 26, 2006, or as soon as practicable thereafter.

The Company acknowledges that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

By:	/s/ Paul R. Arena
Paul R. Arena,
Chief Executive Officer